  Exhibit 99..2
CERTIFICATE OF QUALIFIED PERSON

I, Tracey Meintjes, P.Eng. am a Metallurgical Engineer with Moose Mountain Technical Services, with a business address of #210 1510 2nd St North Cranbrook BC, V1C 3L2.

This certificate applies to the Technical Report titled “The New Polaris Gold Project, British Columbia, Canada, 2019 Preliminary Economic Assessment” that has an effective date of 28 February 2019 (the “Technical Report”). I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

I am a member in good standing of Engineers and Geoscientists British Columbia (#37018). I am a graduate of the Technikon Witwatersrand, (NHD Extraction Metallurgy – 1996).

My relevant experience includes metallurgy and process engineering, and mine planning in South Africa and North America. My experience includes both operations and metallurgical process development including base metals, precious metals, industrial minerals, coal, uranium and rare earth metals. My precious metals experience includes both operations and metallurgical process development. I have been working in my profession continuously since 1996.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the New Polaris Property.

I am responsible for Section 13 and 17 of the Technical Report.

I am independent of Canarc Resources Corp. as independence is described by Section 1.5 of NI 43–101.

I have not previously co-authored reports on the New Polaris Project.

I have read NI 43–101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated:
28 February 2019

“Signed and Sealed”
___________________________
Tracey D. Meintjes, P.Eng.